

September 19, 2011

Via E-mail
Philip K. Yachmetz
General Counsel and Senior Vice President
Savient Pharmaceuticals, Inc.
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816

> **Re: Savient Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-15313**

Dear Mr. Yachmetz:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Signatures, page 138

1. We note that your chief executive officer and chief financial officer have signed the Form 10-K on behalf of the registrant and in their own capacities, but it does not appear that the filing has not been signed by your controller or principal accounting officer in those capacities as required by Form 10-K. Please amend your filing to include the signature of your controller or principal accounting officer. If David G. Gionco, your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities. See Instruction D(2)(a) of Form 10-K for further information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or Jennifer Riegel at (202) 551-3575 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: David E. Redlick (Wilmer Cutler Pickering Hale and Dorr LLP)